Topple Ad Network Inc.

(a Delaware Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2023 and
December 31, 2022

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Topple Ad Network Inc.

Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

    Balance Sheet as of December 31, 2023 and December 31, 2022   FS-4

    Income Statement for the year ended December 31, 2023 and   FS-6
December 31, 2022

    Statement of Changes in Stockholders' Equity for the year ended   FS-7
December 31, 2023 and December 31, 2022

    Statement of Cash Flows for the year ended December 31, 2023 and   FS-8
December 31, 2022

    Notes and Additional Disclosures to the Financial Statements as of the   FS-9
year ended December 31, 2023 and December 31, 2023




Independent Accountant's Review Report

October 15, 2024
To: Board of Directors of Topple Ad Network Inc.
Attn: Brian Aitken, CEO
Re: 2023 and 2022 Financial Statement Review– Topple Ad Network Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Topple Ad Network Inc. (the "Company"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022 and the related statements of income, equity, and cash flows for the period of January 1, 2022 through December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Topple Ad Network Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
October 15, 2024





TOPPLE AD NETWORK, INC.
BALANCE SHEETS
December 31, 2023 and 2022
(Unaudited)

ASSETS		2023		2022
Current Assets				
Cash and cash equivalents	$	253,006	$	121,442
Accounts receivable, net		8,822		64,449
Total Current Assets		261,828		185,891
Property and Equipment				
Furniture and fixtures		11,220		11,220
Accumulated depreciation		(6,645)		(3,223)
Net Property and Equipment		4,575		7,997
Right-of-use Asset		89,749		128,175
Total Assets	$	356,152	$	322,063

The accompanying footnotes are an integral part of these financial statements.

(continued on next page)

TOPPLE AD NETWORK, INC.
BALANCE SHEETS (CONTINUED)
December 31, 2023 and 2022
(Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities				
Accounts payable	$	26,532	$	22,409
Current portion of lease liability		38,450		38,426
Current portion of notes payable		41,439		-
Total Current Liabilities		106,421		60,835
Long-Term Liabilities				
Lease liability, net of current portion		51,299		89,749
Accrued Payroll - Related Parties		927,251		560,000
Notes payable, net of current portion		77,377		-
Total Long-Term Liabilities		1,055,927		649,749
Total Liabilities		1,162,348		710,584
Stockholders' equity				
Preferred Stock, $0.0001 par value; 5,727,376 shares authorized, issued and outstanding		573		573
Common Stock, $0.0001 par value; 66,000,000 shares authorized 51,354,166 and 51,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively		5,135		5,100
Stock subscription receivable		(8,642)		(5,100)
Additional Paid in Capital		550,487		535,861
SAFE Notes		615,000		615,000
Accumulated Deficit		(1,968,750)		(1,539,955)
Total Stockholders' Equity		(806,196)		(388,521)
Total Liabilities and Stockholders' Equity	$	356,152	$	322,063

The accompanying footnotes are an integral part of these financial statements.

TOPPLE AD NETWORK, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Revenues	$ 863,545	$ 755,244
Cost of Revenues	53,629	1,172
Gross profit margin	809,916	754,072
Operating Expenses		
Advertising and marketing	48,867	118,883
General and administrative	355,022	195,081
Salaries and wages	545,889	1,061,485
Rent	77,709	74,628
Professional services	123,800	65,116
Depreciation and amortization	3,422	3,223
Total Operating Expenses	1,154,709	1,518,416
Other Income (expense)		
Stock based compensation	(11,120)	(36,434)
Interest expense	(29,288)	-
Total Other income (expense)	(40,408)	(36,434)
Net Income (Loss)	$ (385,201)	$ (800,778)

The accompanying footnotes are an integral part of these financial statements.

TOPPLE AD NETWORK, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	Preferred Stock		Common Stock		Stock subscription receivable	Additional Paid in Capital	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)	Shares	Value ($ par)					
Balance as of December 31, 2021	5,727,376	573	51,000,000	5,100	(5,100)	499,427	555,000	(685,589)	369,411
Issuance of SAFE Notes	-	-	-	-	-	-	60,000	-	60,000
Shareholder distributions	-	-	-	-	-	-	-	(53,588)	(53,588)
Vesting of stock options	-	-	-	-	-	36,434	-	-	36,434
Net loss	-	-	-	-	-	-	-	(800,778)	(800,778)
Balance as of December 31, 2022	5,727,376	573	51,000,000	5,100	(5,100)	535,861	615,000	(1,539,955)	(388,521)
Issuance of common stock	-	-	354,166	35	(3,542)	3,506	-	-	-
Shareholder distributions	-	-	-	-	-	-	-	(43,594)	(43,594)
Vesting of stock options	-	-	-	-	-	11,120	-	-	11,120
Net loss	-	-	-	-	-	-	-	(385,201)	(385,201)
Balance as of December 31, 2023	5,727,376	573	51,354,166	5,135	(8,642)	550,487	615,000	(1,968,750)	(806,196)

The accompanying footnotes are an integral part of these financial statements.

TOPPLE AD NETWORK, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (385,201)	$ (800,778)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	3,422	3,223
Stock based compensation	11,120	36,434
Changes in operating assets and liabilities:		
Accounts receivable, net	55,627	(64,449)
Accrued Payroll - Related Parties	367,251	280,000
Accounts payable	4,123	16,671
Net cash provided by (used in) operating activities	56,342	(528,899)
Cash Flows from Investing Activities		
Purchases of furniture and equipment	-	(11,220)
Net cash used in investing activities	-	(11,220)
Cash Flows from Financing Activities		
Shareholder distributions	(43,594)	(53,588)
Issuance of SAFE notes	-	60,000
Net advances on notes payable	118,816	-
Net cash used in financing activities	75,222	6,412
Net change in cash and cash equivalents	131,564	(533,707)
Cash and cash equivalents at beginning of year	121,442	655,149
Cash and cash equivalents at end of year	$ 253,006	$ 121,442
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ 348	$ -

The accompanying footnotes are an integral part of these financial statements.

TOPPLE AD NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Topple Ad Network, Inc. (Company) was formed in the State of Delaware on December 14, 2020. The Company operates in the digital advertising industry and provides a free-speech platform focused on industries facing ad restrictions, creating a unique marketplace for advertisers. The Company offers uncensored digital advertising on premium, niche websites through long-term exclusive agreements with publishers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Receivables and Credit Policy

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of December 31, 2023 and 2022 the allowance for doubtful accounts was $53,744 and $26,810, respectively. Balances that are still outstanding after management has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

TOPPLE AD NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2023 and 2022.

Accrued Payroll – Related Parties

The Company has accrued payroll liabilities due to related party executives in the following amounts as of December 31, 2021, 2022, and 2023, respectively:

2021: $280,000
2022: $280,000
2023: $367,251

These balances represent unpaid salaries and wages owed to the Company's executive officers, who are considered related parties under ASC 850, Related Party Disclosures. The accrued payroll reflects compensation earned but not yet paid as of each year-end. These amounts are in addition to the salaries and wages that were already paid to the executives during each year.

The accruals include $280,000 for 2021 and 2022 and $367,251 for 2023, which remain outstanding and are expected to be paid in subsequent periods. The increase in 2023 reflects a change in executive compensation or additional amounts earned that remain unpaid at year-end.

The Company expects to settle these liabilities either through cash payments or deferred compensation arrangements in more than 12 months and therefore reflected as a noncurrent liability, in accordance with the terms agreed upon with the executives. There is no interest or specified maturity date associated with the accrued executive payroll.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The Company's contracts consist of advertising agreements. The Company's contracts relate to the delivery of specifically identifiable products and have a single performance obligation. Revenues do not include sales or other taxes collected from customers. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Performance obligations typically consist of unique ad impressions placements and are considered individual "point in time" transactions for revenue recognition. Revenues are recognized ratably for each ad impression.

TOPPLE AD NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

Cost of Revenues

Cost of revenues consist of publisher commission payments for ad impressions.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Stock based compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period for any award modifications.

Leases

The Company determines if a contract is classified as a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses the risk free rate, based on the information available at the commencement date to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of facilities and office space.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate based on the information available at commencement date in determining the present value of lease payments.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

TOPPLE AD NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – NOTES PAYABLE

In January 2023 the Company entered into a loan with its payment processor for $60,000. The loan carries a fixed fee of $5,715. The loan is repaid through 25% of the merchant receivables processed by the lender. Final repayment date expected to be July 17, 2024 based on historical payments processed. The fixed fee is due regardless of accelerated repayments or refinancing.

In May 2023 the company refinanced the loan with a new loan in the amount of $105,600 with a new fixed fee of $12,038. The loan is repaid through 25% of the merchant receivables processed by the lender. Final repayment date expected to be November 9, 2024 based on historical payments processed. The fixed fee is due regardless of accelerated repayments or refinancing.

In November 2023 the company refinanced the loan with a new loan in the amount of $105,600 with a new fixed fee of $16,843. The loan is repaid through 25% of the merchant receivables processed by the lender. Final repayment date expected to be April 29, 2025 based on historical payments processed. The fixed fee is due regardless of accelerated repayments or refinancing. Due to the variable repayment amount, expected repayments are excluded from the below schedule of repayments.

The fixed fee is recognized as interest expense on a prorate basis on all loan repayments. The loan is classified as a noncurrent liability as it was refinanced in May 2024. See Note 10.

In August 2023 the Company entered into a loan agreement for $60,000. The loan bears interest at 22% and requires monthly repayments of interest and principal totaling $5,614 through maturity in August 2024.

Future scheduled principal repayments on the Company's August 2023 loan only are as follows:

Year Ending December 31,

2024	$	41,439
2025 and thereafter		0

NOTE 4 – EQUITY

Preferred Stock

The Company authorized 5,727,376 shares of preferred stock at $0.0001 par value. The preferred stock is converted to common stock and has certain liquidation preferences. Preferred stock has voting rights to the equivalent converted common stock shares.

Common Stock

The Company authorized 60,000,000 shares of common stock at $0.0001 par value. Common stock has one vote for each share of common stock held on all voting matters.

TOPPLE AD NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

Simple Agreements for Future Equity ("SAFEs")

During 2021, the Company issued SAFE Notes totaling $565,000. The SAFEs are automatically convertible on the completion of a qualified financing event. $65,000 of SAFEs contain a 15% discount rate on conversion with no valuation cap. $500,000 of SAFEs contain a 15% discount rate and $5 million valuation cap.

During 2022 the Company issued an additional SAFEs for $50,000, with a valuation cap of $35,000,000.

Stock Options

The Company has an Equity Compensation Plan (the "Plan") that covers certain key individuals and has authorized a total of 6,303,042 shares of common stock options to be granted. The Company granted a total of 520,126 options as of December 31, 2023. The Company granted a total of 566,750 options as of December 31, 2022. Forfeitures of stock options are recognized when they occur. New shares are issued upon option exercises.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2023:

	Options	Weighted Average Exercise Price
Option outstanding, beginning of year	566,750	$ 0.01
Granted	100,000	$ 0.01
Exercised	(354,166)	$ 0.01
Expired	(145,834)	$ 0.01
Options outstanding, end of year	166,750	$ 0.01

These options expire 10 years after the grant date. The shares vest immediately or ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

	Total Options	Weighted Average Calculated Value
Nonvested options		
Total non-vested options outstanding, beginning of year	166,667	$ 0.01
Granted	100,000	$ 0.01
Vested	(120,833)	$ 0.01
Forfeited	(145,834)	$ 0.01
Total non-vested options outstanding, end of year	0	$ 0.01

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2022:

	Options	Weighted Average Exercise Price
Option outstanding, beginning of year	250,000	$ 0.01
Granted	316,750	$ 0.01
Exercised	(0)	$ 0.01
Expired	(0)	$ 0.01
Options outstanding, end of year	566,750	$ 0.01

These options expire 10 years after the grant date. The shares vest immediately or ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

TOPPLE AD NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

	Total Options		Weighted Average Calculated Value
Nonvested options			
Total non-vested options outstanding, beginning of year	250,000	$	0.01
Granted	316,750	$	0.01
Vested	(400,083)	$	0.01
Forfeited	(0)	$	0.01
Total non-vested options outstanding, end of year	166,667	$	0.01

The total calculated value of stock options granted as of December 31, 2023 and 2022 was $47,554 and $51,582, respectively, of which $11,120 and $36,434, respectively, was included in stock option compensation expense for the years then ended. The stock option compensation expense is recognized ratably over the period as the stock options vest.

NOTE 5 – INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax asset if it is more likely than not that a deferred tax asset will not be realized.

The components of income tax provision related to continuing operations are as follows at December 31, 2023:

Current tax expense (benefit):		
Federal	$	0
State		348
		348
Deferred tax expense (benefit):		
Federal		-
State		-
		-
Total income tax expense	$	348

The components of net deferred tax assets that have been presented in the Company's financial statements, assuming a 21% tax rate, are as follows at December 31, 2023:

Deferred tax assets:		
Net operating loss		229,110
Total deferred tax assets	$	229,110
Deferred income tax liabilities:		
Total deferred income tax liabilities		(0)
Less: valuation allowance		(229,110)
Net deferred tax assets	$	-

The Company records a valuation allowance to reduce deferred tax assets, based on the weight of the available evidence, if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, an assessment of all available evidence both positive and negative was required.

TOPPLE AD NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

NOTE 6 – LEASES

Leases with an initial term of 12 months or less are not recorded in the balance sheet and we recognize lease expense for these leases on a straight-line basis over the lease term.

In May 2021 the Company signed a lease agreement for five years, expiring May, 2026 for office space. During 2023 and 2022 monthly base rental was approximately $3,200.

Future payment obligations with respect to the Company's operating lease, which were existing at December 31, 2023, by year and in the aggregate, are as follows:

Year Ending December 31,	Amount
2024	$ 38,503
2025	38,503
2026	12,834
Total future payments	89,841
Less interest	(92)
Present value of lease liabilities	$ 89,749

Months remaining on lease agreements:	29
Interest rate used:	0.06%

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

NOTE 8 – SUBSEQUENT EVENTS

Stock Options

In August 2024 the Company awarded an additional 630,304 stock options under the Company's Equity Compensation Plan.

Notes Payable

In May 2024 the Company refinanced its note agreement with its payment processor. The new note totals $149,000 and has a fixed fee of $20,860.

In August 2024 the Company entered into a note agreement for $150,000. The note bears interest at 14.50% and requires monthly payments of $9,320 until maturity. The loan matures February 2026.

Management's Evaluation

Management has evaluated subsequent events through October 15, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified, except for those listed above, which require adjustment or disclosure in the financial statements.